UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[  X   ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

[      ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


   The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


Financial Statements
December 31, 2002

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


INDEX
--------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

REPORT OF INDEPENDENT AUDITORS..............................................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits....................2

         Statement of Changes in Net Assets Available for Benefits..........3

         Notes to Financial Statements....................................4-9

SUPPLEMENTAL SCHEDULE

         Schedule of Nonexempt Transactions................................10

                         Report of Independent Auditors




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Stamford, Connecticut
June 26, 2003

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                      2002             2001
                                                ---------------  ---------------
ASSETS:
Plan's interest in Terex Corporation 401(k)
  Retirement Savings Plan Master Trust........  $  70,707,321    $   51,008,243
Investments...................................            ---           183,863
                                                ---------------  ---------------

                                                   70,707,321        51,192,106
                                                ---------------  ---------------

Receivables:
    Employee contributions....................        321,739           179,791
    Employer contributions....................         99,871            55,905
                                                ---------------  ---------------

         Total receivables....................        421,610           235,696
                                                ---------------  ---------------

NET ASSETS AVAILABLE FOR BENEFITS.............  $  71,128,931    $   51,427,802
                                                ===============  ===============

























                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



ADDITIONS:
    Plan's interest in net earnings of Terex Corporation 401(k)
      Retirement Savings Plan Master Trust....................... $  (6,724,184)
    Net depreciation in fair value of investments................       (51,541)
    Employee contributions.......................................     4,779,112
    Employer contributions.......................................     1,758,521
    Rollover contributions.......................................       929,543
    Transfer-in from other plans.................................    23,799,491
                                                                  --------------
         Total additions.........................................    24,490,942
                                                                  --------------

DEDUCTIONS:
    Withdrawals..................................................    (4,769,190)
    Administrative fees..........................................       (20,623)
                                                                  --------------
         Total deductions........................................    (4,789,813)
                                                                  --------------

         NET INCREASE............................................    19,701,129

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR...........    51,427,802
                                                                  --------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR................. $  71,128,931
                                                                  ==============



















                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Terex Corporation and Affiliates' 401(k) Retirement Saving Plan (the "Plan") provides only general information.
     Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Fidelity Management Trust Company ("Fidelity") and Massachusetts Mutual Life Insurance Company ("MassMutual").

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

     On  October  1,  2001,  the  Company   completed  the  acquisition  of  CMI
     Corporation and its affiliates ("CMI"). The employees of CMI became eligible for participation in the Plan effective October 1, 2002. Assets valued at $14,222,443 were transferred into the Plan from the CMI Corporation 401(k) Plan in October 2002.

     On January 15, 2002, the Company completed the acquisition of Utility Equipment, Inc., which does business as Pacific Utility Equipment Co. ("Utility Equipment"). Effective December 1, 2002, the employees of Utility Equipment became eligible for participation in the Plan. Assets valued at $5,179,122 were transferred into the Plan from the Utility Equipment, Inc. Employees Savings and Security Plan in December 2002.

     On April 11, 2002, the Company acquired certain assets and liabilities of Advance Mixer, Inc. ("Advance Mixer") in the bankruptcy proceedings of Advance Mixer. Effective June 1, 2002, employees of Advance Mixer became eligible for participation in the Plan.

     Effective December 31, 2002, the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Union Plan") merged into the Plan. Assets valued at $4,397,926 were transferred into the Plan from the Union Plan on December 31, 2002. Participants of the Union Plan were the hourly-rate employees of the Company's PPM Cranes ("PPM") Unit, Unit Rig division ("Unit Rig"), the Terex Parts Distribution Center ("Southaven"), The American Crane Corporation ("American Crane"), Cedarapids, Inc. ("Cedarapids"), and the former Bowerston Division of Simon Access ("Bowerston"), which was closed subsequent to the acquisition of the business on April 7, 1997. Investments of the former Bowerston employees remain in the Plan; however, there are no additional employee or employer contributions being made. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant eligibility, participant contributions and employer contributions.

     Participant Eligibility - Permanent non-represented employees may begin participation on the first day of the month following their hiring. Eligibility for represented employees is as follows: Unit Rig after they complete six months of service; Southaven and PPM are eligible to participate after three months of service; and American Crane and Cedarapids are eligible to participate in the Plan on the first day of the month following their hiring.

     Participant Contributions - Participants may contribute a maximum of 80% (20% prior to January 1, 2002) of their compensation to the Plan in any combination of pre-tax or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service ("IRS") regulations in 2002 was $11,000. Participants age 50 and older can elect to make

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     additional  pre-tax  contributions  ("catch-up  contributions")  up to  the
     limits   prescribed  by  IRS   regulations.   These   additional   catch-up
     contributions are not eligible for matching employer contributions.

     Employer Contributions - With the exception of employees at CMI and employees represented by collective bargaining units, the Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The Company contributes 15% of the amount that a CMI employee contributes to the Plan, subject to IRS limits.

     For represented employees, the employer contributions are as follow: Unit Rig provides that Terex will match 50% of the first 6% of the employee's salary that is contributed to the Plan; Southaven provides that Terex will match 50% of the first 8% of the employee's salary that is contributed to the Plan; PPM provides that Terex will match 50% of the first 6% of the employee's salary that is contributed to the Plan; American Crane provides that Terex will match 50% of the first 8% of the employee's contribution; and Cedarapids provides that Terex will match 100% of the first 4% of the employee's salary that is contributed to the Plan. The Company may make, in its sole discretion, supplementary contributions.

     All Company contributions are restricted and are made in Terex Common Stock. However, each calendar year on the first business day of the second quarter, all restricted Company matching contributions in Terex Common Stock will be reclassified to unrestricted, thereby allowing participants to exchange the value of Terex Common Stock into other investment options. All Company matching contributions posted thereafter will once again be restricted and invested in Terex Common Stock until the following first business day of the second quarter.

     Contribution Limits - Contributions are limited in that the sum of: a) total employer contributions and b) total employee pre-tax contributions and c) total employee post-tax contributions, cannot exceed the lesser of:
     i) $40,000 or ii) 100% (25% for years prior to 2002) of the participant's total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

     Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service.

     Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. Effective January 1, 2002, forfeitures can also be used to pay the Plan's administrative expenses. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

     Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

     Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 ($3,500 prior to January 1, 2002) he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined in the Plan, or upon attainment of age 59-1/2.

     Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

     Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

     Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

     Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     The following presents the investments that represent 5 percent of more of the Plan's net assets:

                                                               December 31,
                                                       -------------------------
                                                         2002            2001
                                                       ------------  -----------
      Plan's interest in the Terex Corporation 401(k)
         Retirement Savings Plan Master Trust          $70,707,321   $51,008,243


     During  2002  the  Plan's  investments   (including  gains  and  losses  on
     investments bought and sold, as well as held during the year) depreciated in value by $51,541 as follows:

      Mutual Funds                                     $    51,541


4.   INVESTMENT IN MASTER TRUST

     The Plan's assets are held in a trust account at Fidelity and consist of an interest in the Terex Corporation 401(k) Retirement Savings Plan Master Trust (the "Master Trust"). The Master Trust was established to permit the commingling of the trust assets for similar employee benefit plans sponsored by the Company. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 100% and 89.5%, respectively.

     Net earnings of the Master Trust are allocated daily by Fidelity to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Contributions, benefit payments and expenses are made on a specific identification basis.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The following  table presents the fair values of investments for the Master
     Trust:

                                                           December 31,
                                              ----------------------------------
                                                     2002             2001
                                              ----------------  ----------------
    Mutual funds...........................   $   51,599,378    $  38,412,094
    Terex Corporation Common Stock.........        5,862,837        6,602,776
    Participant loans......................        3,908,234        3,259,125
    Investment contract....................        9,336,872        8,808,370
                                              ----------------  ----------------
                                              $   70,707,321    $  57,082,365
                                              ================  ================

     Net appreciation (depreciation), dividends and interest for the Master Trust for the year ended December 31, 2002 are as follows:

          Net appreciation (depreciation) of investments:
             Mutual Funds..................................     $  (6,439,804)
             Terex Corporation Common Stock................        (2,793,667)
          Dividends.........................................          655,607
          Interest..........................................          386,023
          Investment contract interest......................          528,502
                                                                ----------------
                                                                $  (7,663,339)
                                                                ================

     The Master Trust has an interest in a benefit-responsive investment contract which is valued at contract value as determined by MassMutual, the holder of the contract. The contract value at December 31, 2002 and 2001 was $9,336,872 and $8,808,370, respectively. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The Company's contributions to the Plan are invested solely in Terex Corporation Common Stock. Fidelity holds all Terex common stock in one investment account and does not segregate employer and employee purchased common stock activity. As a result, all Plan investments in Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             December 31,
                                                    ----------------------------
                                                        2002            2001
                                                    -------------   ------------
      Net Assets:

         Terex Corporation Common Stock............  $ 5,862,837    $ 5,760,071


                                                               Year Ended
                                                           December 31, 2002
                                                         ---------------------
      Changes in Net Assets:

         Contributions..................................   $     1,964,268
         Investment income and gain/loss................        (2,544,730)
         Transfer from participant-directed investments.           526,743
         Withdrawals....................................          (407,515)
         Net loan activity..............................           (11,083)
         Expenses paid..................................               (49)
         Transfer to participant-directed investments...          (940,853)
         Transfer-in from other plans...................         1,544,444
         Forfeitures....................................           (28,459)
                                                          ---------------------
                                                          $        102,766
                                                          =====================

6.   PARTY-IN-INTEREST

     Certain Plan and Master Trust investments are shares of mutual funds managed by Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services amounts to $20,623 for the year ended December 31, 2002.

7.   INCOME TAX STATUS

     The Plan received a determination letter, dated April 21, 1998, that it met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and that the Plan is exempt from federal income taxation. Subsequently, the Plan has been amended. The Plan Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

     The Company filed for a new determination letter on February 28, 2002. The IRS has acknowledged receipt of the filing, but has neither commented on the request nor issued a determination letter.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   TERMINATION OF THE PLAN

     The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

9.   NONEXEMPT TRANSACTION

     During 2002, the Company did not remit employee contributions timely in the case of one newly acquired business unit. The Company has paid the related fines. The nonexempt transaction has no effect on the tax status of the Plan.

10.  SUBSEQUENT EVENTS

     On March 26, 2002, the Company acquired EPAC Holdings, Inc. which did business under the names Telelect East and Eusco ("Telelect Southeast"). Effective April 1, 2003, the employees of Telelect Southeast became eligible for participation in the Plan. Assets valued at $2,086,740 were transferred into the Plan on April 1, 2003.

     On September 18, 2002, the Company completed the acquisition of Genie Holdings, Inc. and its affiliates ("Genie"). Effective February 1, 2003, the employees of Genie became eligible for participation in the Plan. Assets valued at $37,857,384 were transferred into the Plan on February 1, 2003.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------





Identity of        Relationship                                Purchase  Selling  Lease                     Current   Net Gain
Party Involved       to Plan         Description                 Price    Price   Rental  Expenses  Cost     Value    or (Loss)
-----------------  ------------  ---------------------------    -------  -------  ------  --------  ------  -------  ---------
                                 Sponsor failed to remit
Terex Corporation    Sponsor     employee contributions timely   $3,397  $ ---    $  ---  $   ---   $3,397  $3,397   $  ---



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          The Terex Corporation and Affiliates'
                                          401(k) Retirement Savings Plan


                                          /s/ Phillip C. Widman
                                          --------------------------------------

Date: June 27, 2003                       By:      Phillip C. Widman
                                                   Senior Vice President and
                                                   Chief Financial Officer
                                                   Terex Corporation